UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

L-1 IDENTITY SOLUTIONS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

50212A 10 6
(CUSIP Number)

Copies to:
Celeste Thomasson, Esq.
Safran SA
2, boulevard du Général Martial Valin
 75724 Paris Cedex 15 France
+33  14 0 60 84 28

Raymond O. Gietz, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 19, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50212A 10 6		13D	Page

1		NAMES OF REPORTING PERSONS Safran SA
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC; OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER 13,727,162 (See Item 5 below)1
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,727,162 (See Item 5 below)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6% (See Item 5 below)
14		TYPE OF REPORTING PERSON HC - CO

_______________________________
1 The Covered Shares (as defined herein) included in this Schedule 13D have not been purchased by the Reporting Person, but are subject to the terms of the Voting and Support Agreement (as described in item 4 below).

CUSIP No. 50212A 10 6		13D	Page

1		NAMES OF REPORTING PERSONS Safran USA, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC; OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware	☐
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER 13,727,162 (See Item 5 below)2
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,727,162 (See Item 5 below)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6% (See Item 5 below)
14		TYPE OF REPORTING PERSON HC – CO

_______________________________
2 The Covered Shares (as defined herein) included in this Schedule 13D have not been purchased by the Reporting Person, but are subject to the terms of the Voting and Support Agreement (as described in item 4 below).

CUSIP No. 50212A 10 6		13D	Page

1		NAMES OF REPORTING PERSONS Laser Acquisition Sub Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC; OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER 13,727,162 (See Item 5 below)3
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,727,162 (See Item 5 below)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6% (See Item 5 below)
14		TYPE OF REPORTING PERSON CO

_______________________________
3 The Covered Shares (as defined herein) included in this Schedule 13D have not been purchased by the Reporting Person, but are subject to the terms of the Voting and Support Agreement (as described in item 4 below).

Item 1.                 Security and Issuer

This Statement on Schedule 13D (this “Schedule 13D”) relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of L-1 Identity Solutions, Inc., a Delaware corporation (the “Company” or the “Issuer”), which has its principal executive office at 177 Broad Street, Stamford, CT, 06901.

Item 2.                 Identity and Background

This Schedule 13D is being jointly filed by Safran SA (“Safran”),  Safran USA, Inc. (“Safran USA”) and Laser Acquisition Sub Inc. (“Merger Sub” and together with Safran and Safran USA, the “Reporting Persons”).

Safran, a French société anonyme, is a leading components manufacturer providing critical and high-technology equipment and systems for the Aerospace (propulsion and equipment), Defense and Security markets. The principal address for Safran is 2, boulevard du Général Martial Valin 75724 Paris Cedex 15 France.  Safran USA is a Delaware corporation, which is a wholly owned direct subsidiary of Safran. The principal address for Safran USA is 2850 Safran Drive Grand Prairie, TX 75052.   Merger Sub is a Delaware corporation, which is a wholly owned direct subsidiary of Safran USA. Merger Sub was formed for the purpose of effecting the transactions described in Item 4 below.  The principal address for Merger Sub is c/o Safran USA 2850 Safran Drive Grand Prairie, TX 75052.

The name, business address, present principal occupation or employment and citizenship of each executive officer and director of Safran, Safran USA and Merger Sub are set forth in Schedule I hereto and are incorporated herein by reference.

During the past five years, none of the Reporting Persons (or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule I hereto) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 99.1 hereto.

Item 3.                 Source and Amount of Funds or Other Consideration

As described in Item 4 below, the shares of Common Stock to which this Schedule 13D relate have not been purchased by the Reporting Persons.  In connection with the execution of the Identity Merger Agreement (as defined in Item 4 below) Safran and Merger Sub and the Supporting Stockholders (as defined in Item 4 below), the beneficial owners of approximately 14.6% of the outstanding shares of Common Stock, entered into the Voting and Support Agreement (as defined in Item 4) for the benefit of Safran and its designees in connection with the transactions contemplated by the Identity Merger Agreement.

With respect to the transactions contemplated by the Identity Merger Agreement, the Reporting Persons estimate that the amount of funds necessary to complete the transaction is approximately $1.3 billion (which includes the funds necessary to acquire all outstanding Common Stock and acquire/cancel all stock options and restricted stock awards of the Issuer) plus transaction expenses. As described in further detail in Item 4 below, it is anticipated that the funding for the transactions contemplated by the Identity Merger Agreement will be in the form of cash to be contributed by Safran to Merger Sub through intervening subsidiaries.

The information set forth in response to this Item 3 is qualified in its entirety by reference to the Identity Merger Agreement and the Voting and Support Agreement, copies of which are filed herewith as Exhibits 99.2 and 99.3.

Item 4.                 Purpose of Transaction

On September 19, 2010, the Issuer, Safran, and Merger Sub entered into an Agreement and Plan of Merger (the “Identity Merger Agreement”). Pursuant to the Identity Merger Agreement, Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving as a subsidiary of Safran.

Identity Merger Agreement

As a result of the Merger, each outstanding share of the Company’s common stock, par value $0.001 per share (the “Common Stock”), other than those held by the Company as treasury stock, held by any subsidiary of the Company, Safran or Merger Sub, and other than those shares with respect to which dissenters rights are properly exercised, will be converted into the right to receive $12.00 in cash, without interest (the “Merger Consideration”), less applicable taxes required to be withheld. In connection with the Merger (i) each option to purchase Common Stock of the Company will become fully vested, and as of the effective time of the Merger, each such option that is outstanding shall be cancelled in exchange for the right to receive the difference, if any, between the Merger Consideration and the exercise price per share of such option, less applicable taxes required to be withheld and (ii) each restricted stock award will become fully vested and, as of the effective time of the Merger, will be converted into the right to receive the Merger Consideration, less applicable taxes required to be withheld.

The completion of the Merger is subject to certain conditions, including, among others (i) the receipt by the Company of the purchase price pursuant to the closing under the Intel Purchase Agreement (as defined in the Identity Merger Agreement); (ii) approval of the Identity Merger Agreement by the Company’s stockholders; (iii) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”); (iv) termination or expiration of the Committee on Foreign Investment in the United States (“CFIUS”) review period pursuant to the Exon-Florio Provision of the Defense Production Act of 1950; (v) completion of the novation, termination or expiration of certain contracts; (vi) no Material Adverse Effect (as defined in the Identity Merger Agreement) having occurred since the date of the Identity Merger Agreement; (vii) subject to certain materiality exceptions, the accuracy of the representations and warranties made by the Company and Safran, respectively, and compliance by the Company and Safran with their respective obligations under the Identity Merger Agreement; (viii) no law or government order prohibiting the Merger; and (ix) other customary conditions.

The Identity Merger Agreement includes various representations and warranties. The parties have also agreed to various covenants, including, among others things, with respect to the conduct of the Company’s business in the ordinary course of business during the period between execution of the Identity Merger Agreement and the closing of the Merger, cooperation in obtaining regulatory approvals and the Company’s agreement not to solicit alternative transactions or competing proposals (subject to certain customary exceptions as set forth in the Identity Merger Agreement).

The Identity Merger Agreement contains certain termination rights for each of the parties, including the right to terminate the Identity Merger Agreement if the Merger has not closed within nine months following the date of the Identity Merger Agreement (subject to extension at the election of either party for an additional three  months if, among other things, the closing has not occurred solely as a result of failure to obtain regulatory approvals) (the “Termination Date”).

The Identity Merger Agreement requires certain payments in connection with the exercise of certain termination rights. The Company is required to reimburse up to $12,500,000 of Safran’s expenses in connection with the transaction if (i) all regulatory conditions to the Merger have been satisfied and either Safran or the Company terminates the Identity Merger Agreement as a result of the Merger failing to be consummated by the Termination Date or (ii) the Intel Purchase Agreement is terminated (subject to certain rights of the Company to seek a substitute buyer for the Company’s intelligence services businesses in such circumstances, as provided in the Identity Merger Agreement).

In addition, if Safran terminates the Identity Merger Agreement because (i) the Company’s Board of Directors changes its recommendation (subject to certain procedures as set forth in the Identity Merger Agreement) or (ii) the Company breaches its non-solicit obligations or certain obligations with respect to the stockholders meeting and the proxy statement, the Company would be required to pay Safran a $25,000,000 termination fee, less, if applicable, any amounts paid by the Company in connection with the reimbursement described above (the “Company Termination Fee”). The Company would also be required to pay Safran the Company Termination Fee if (i) the Identity Merger Agreement is terminated due to breach by the Company, failure to consummate the transaction by the Termination Date or failure of stockholders to approve the Merger at the stockholder meeting, and, (ii) in each case, (A) an Acquisition Proposal (as defined in the Identity Merger Agreement) was publicly announced and (B) within nine months after termination of the Identity Merger Agreement the Company enters into (and subsequently consummates) an agreement providing for a qualifying Acquisition Proposal.

The Identity Merger Agreement also provides that Safran is required to pay the Company a termination fee of $75,000,000 if the Identity Merger Agreement is terminated and all conditions to the consummation of the Merger have been satisfied, other than those conditions relating to regulatory approvals.

Voting and Support Agreement

Contemporaneously with the execution of the Identity Merger Agreement, Mr. LaPenta, Chairman, President and Chief Executive Officer of the Company, and Aston Capital Partners L.P., a private investment fund that is indirectly controlled by Mr. LaPenta and other executive officers of the Company (together with Mr. LaPenta, the “Supporting Stockholders”) entered into a Voting and Support Agreement with Safran and Merger Sub (the “Voting and Support Agreement”).  Pursuant to the Voting and Support Agreement, the Supporting Stockholders agreed, among other things, subject to the terms and conditions of the Voting and Support Agreement, (i) to vote all Covered Shares (as defined in the Voting and Support Agreement) in favor of the adoption of the Identity Merger Agreement and the approval of the transactions contemplated by the Identity Merger Agreement, (ii) to vote all Covered Shares against any Acquisition Proposal (as defined in the Identity Merger Agreement) and (iii) to vote all Covered Shares against any action or agreement or amendment of the Company’s organizational documents that is intended or could reasonably be expected to prevent, impede, interfere with, delay, postpone or discourage the consummation of the Merger or would result in a breach of the Company’s representations and warranties and obligations in the Identity Merger Agreement (the “Voting Obligations”).  Each of the Supporting Stockholders granted to Safran and its designees an irrevocable proxy to vote all Covered Shares or to execute written consent(s) in respect of the Covered Shares in furtherance of the Supporting Stockholders’ agreement set forth in the preceding clauses (i) to (iii) (the “Proxy Obligations”).

Each of the Supporting Stockholders agreed that, other than according to the terms of the Voting and Support Agreement, it will not (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any Covered Shares or (ii) subject to certain limited exceptions, transfer, sell or otherwise dispose of any Covered Shares during the term of the Voting Agreement.

Each of the Supporting Stockholders also agreed that he or it will not (i) solicit, initiate, cause, facilitate or encourage any inquiries or proposals that constitute, or may reasonably be expected to lead to, any Acquisition Proposal, (ii) other than to inform any Person of the existence of its non-solicitation obligation thereunder, participate in any discussions or negotiations with any third party regarding any Acquisition Proposal or (iii) enter into any agreement related to any Acquisition Proposal, in each case, except to the extent the Company is permitted to take such actions pursuant to the Identity Merger Agreement.

The Voting and Support Agreement will terminate upon the earliest of (i) the mutual agreement of Safran, Merger Sub and the Supporting Stockholders, (ii) the termination of the Identity Merger Agreement in accordance with its terms or (iii) the consummation of the acquisition contemplated by the Identity Merger Agreement, provided, however, that the Supporting Stockholders’ Voting and Proxy Obligations will terminate upon a Change in Recommendation (as defined in the Identity Merger Agreement).

The information set forth in response to this Item 4, including the foregoing summary of certain provisions of the Identity Merger Agreement and the Voting and Support Agreement, is qualified in its entirety by reference to the Identity Merger Agreement and the Voting and Support Agreement, copies of which are filed herewith as Exhibit 99.2 –  99.3 hereto, respectively, and are hereby incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

The information set forth or incorporated in Items 2, 3, 4, 5 and 6 is hereby incorporated herein by reference.

(a) – (b):  Safran and Merger Sub, as a result of the execution of the Voting and Support Agreement and for purposes for Rule 13d-3 promulgated under the Act, have voting power (as a consequence of the proxy granted in favor of Safran and Merger Sub under the Support Agreement) over 13,727,162 shares of Common Stock representing approximately 14.6% of the 93,184,172 shares of Common Stock outstanding, as represented by the Company in the Identity Merger Agreement was the number of outstanding shares as of September 17, 2010. Safran USA, as the sole shareholder of Merger Sub and its role in directing the formation of Merger Sub, may be deemed to have acquired beneficial ownership of the Covered Shares pursuant to the terms of the Voting and Support Agreement.   As described in the response set forth above, the Covered Shares to which this Schedule 13D relate have not been purchased by the Reporting Persons.  Except to the extent the Reporting Persons may be deemed to have beneficial ownership as a result of such Voting and Support Agreement, the Reporting Persons disclaim any beneficial ownership of such Covered Shares, and nothing herein shall be deemed to be an admission by the Reporting Persons as to the beneficial ownership of such Covered Shares.

Except as set forth in this Item 5, none of the Reporting Persons, and to the best of their knowledge, none of the persons set forth on Schedule I hereto, beneficially owns any shares of Common Stock.

(c):  Except for the execution and delivery of the Identity Merger Agreement and the Voting and Support Agreement, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed on Schedule I  hereto, has effected any transaction in the shares of Common Stock during the past 60 days.

(d): Not applicable.

(e): Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the Identity Merger Agreement and the Voting and Support Agreement described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies among the persons named in Item 2 or between such persons and any other person, with respect to any securities of the Company, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to Be Filed as Exhibits

99.1	Joint Filing Agreement, dated as of September 29, 2010, by and among Safran SA, Safran USA, Inc. and Laser Acquisition Sub Inc. filed herewith.
99.2
Agreement and Plan of Merger, dated September 19, 2010, by and among Safran SA, Laser Acquisition Sub Inc. and L-1 Identity Solutions, Inc. (Filed as Exhibit 2.1 of the Issuer’s Current Report on Form 8-K, dated September 21, 2010 (Commission File No. 001-33002) and incorporated herein by reference).

99.3
Voting and Support Agreement, dated as of September 19, 2010, by and among Safran SA, Laser Acquisition Sub Inc., Robert V. LaPenta and Aston Capital Partners L.P. (Filed as Exhibit 10.1 of the Issuer’s Current Report on Form 8-K, dated September 21, 2010 (Commission File No. 001-33002) and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 29, 2010

SAFRAN SA

By:	/s/ Celeste Thomasson
Name:	Celeste Thomasson
Title:	Vice President Legal Affairs

SAFRAN USA, INC.

By:	/s/ Mark G. Melnick
Name:	Mark G. Melnick
Title:	Vice President

LASER ACQUISITION SUB INC.

By:	/s/ Celeste Thomasson
Name:	Celeste Thomasson
Title:	Vice President

CUSIP No. 50212A 10 6

SCHEDULE I
EXECUTIVE OFFICERS, EXECUTIVE BOARD MEMBERS AND SUPERVISORY BOARD MEMBERS OF SAFRAN SA

The name of each executive officer, executive board member and supervisory board member of Safran SA is set forth below.

The business address of each person listed below is c/o Safran SA 2, boulevard du Général Martial Valin 75724 Paris Cedex 15 France, except as follows: (i) the business address of Michel Lucas is CIC, 6 avenue de Provence, 75009 Paris, France, (ii) the business address of Pierre Aubouin is Agence des Participations de l’Etat (APE) 139 rue de Bercy, 75012 Paris, France, (iii) the business address of Christopher Burg is Délégation Générale pour l’Armement (DGA) 7-9 rue des Mathurins, 92220 Bagneux, France, (iv) the business address of François de Combret is Crédit Agricole CIB 9 quai du Président-Paul-Doumer 92400 Courbevoie, France, (v) the business address of Armand Dupuy is 2 rue Boucicaut 75015 Paris, France, (vi) the business address of Jean-Marc Forneri is Bucéphale Finance 17 avenue George-V, 75008 Paris, France, (vii) the business address of Patrick Gandil is Direction Générale de l’Aviation Civile (DGAC) 50 rue Henry-Farman, 75015 Paris, France, (viii) the business address of Yves Guena is 13 rue René-Bazin 75016 Paris, France, (ix) the business address of Christian Halary is Safran 21 avenue du Gros-Chêne 95610 Eragny-sur-Oise, France, (x) the business address of Shemaya Levy is 170 rue de la Pompe 75116 Paris, France, (xi) the business address of Luc Oursel is AREVA, 33 rue La Fayette 75009 Paris, France, (xii) the business address of Jean-Bernard Pene is Générale des Armées 1 place Saint-Thomas-d’Aquin 75007 Paris, France, (xiii) the business address of Jean Rannou is 4 rue du Sommet-des-Alpes 75015 Paris, France, (xiv) the business address of Michel Toussan is 61 rue de Sannois 95120 Ermont, France and (xv) the business address of Bernard Vatier is Vatier & Associés 12 rue d’Astorg, 75008 Paris, France.

The present position, principal occupation or employment and citizenship of each of the listed persons is set forth below.

Name	Position and Present Principal Occupation	Citizenship
Jean-Paul Herteman	Chairman of the Executive Board of Safran Group	France
Olivier Andriés	Member of the Executive Board and Executive Vice-President, Defence Security branch of Safran	France
Dominique-Jean Chertier	Member of the Executive Board and Executive Vice-President, Social, Institutional and Legal Affairs of Safran	France
Xavier Lagarde	Member of the Executive Board and Executive Vice-President, Quality, Audit and Risk of Safran	France
Yves Leclére	Member of the Executive Board and Executive Vice-President, Aircraft Equipment branch of Safran	France
Ross McInnes	Member of the Executive Board and Executive Vice-President, Economic and Financial Affairs of Safran	France Australia
Marc Ventre	Member of the Executive Board and Executive Vice-President, Aerospace Propulsion branch of Safran	France
Emeric d'Arcimoles	Executive Vice-President, International Affairs of Safran	France
Jean-Pierre Cojan	Executive Vice-President, Strategy and Development of Safran	France
Noel Gauthier	Executive Vice-President, Chairman Advisor of Safran	France
Francis Mer	Chairman of the Supervisory Board of Safran	France

Michel Lucas	Vice-Chairman of the Supervisory Board of Safran Chairman of the Executive Board of CIC	France
Pierre Aubouin	Member of the Supervisory Board of Safran representing the French State Head of Services, Aerospace & Defence Investments at the State Investments Agency	France
Christophe Burg	Member of the Supervisory Board of Safran representing the French State Director, Department of Industrial Affairs and Economic Intelligence at the French Defence Procurement Agency	France
François de Combret	Member of the Supervisory Board of Safran Senior Advisor to Crédit Agricole CIB	France

Armand Dupuy	Member of the Supervisory Board of Safran	France
Jean-Marc Forneri	Member of the Supervisory Board of Safran Chairman of Bucéphale Finance	France
Patrick Gandil	Member of the Supervisory Board of Safran representing the French State Director General of Civil Aviation	France
Yves Guéna	Member of the Supervisory Board of Safran	France
Christian Halary	Member of the Supervisory Board of Safran representing employee shareholders Head of the Renovation Calculator business of Safran	France
Shemaya Levy	Member of the Supervisory Board of Safran Company director Aegon NV, Ségula Technologïes and TNT NV	France
Michèle Monavon	Member of the Supervisory Board of Safran representing employee shareholders Chair of the French Federation of associations of shareholdrs who are current or past employees (FAS)	France
Luc Oursel	Member of the Supervisory Board of Safran, Areva Company Representative Member of the Executive Board of Areva	France
Jean-Bernard Pène	Member of the Supervisory Board of Safran representing the French State Army Inspector General – Weapon Inspection générale des armées	France
Jean Rannou	Member of the Supervisory Board of Safran	France
Michel Toussan	Member of the Supervisory Board of Safran Judge at the Paris Commercial Court	France
Bernard Vatier	Member of the Supervisory Board of Safran Attorney at the Paris Court of Appeals Vatier & Associés	France

CUSIP No. 50212A 10 6

DIRECTORS AND EXECUTIVE OFFICERS OF SAFRAN USA, INC.

The name, position and present principal occupation of each executive officer of Safran USA, Inc., are set forth below.

The business address for each person listed below is c/o Safran USA, Inc. 2850 Safran Drive, Grand Prairie, TX 75052, except as follows: (i) the business address of Ross McInnes and Emeric d’Arcimoles is 2, boulevard du Général Martial Valin 75724 Paris Cedex 15 France and (ii) the business address of Joseph Bogosian is 2300 Clarendon Blvd, Suite 607 Arlington, VA 22201.

Name	Position and Present Principal Occupation	Citizenship
Emeric d’Arcimoles	Director and Chairman of the Board of Safran USA Executive Vice-President, International Affairs of Safran	France
Ross McInnes	Director of Safran USA Executive Vice-President, Economic and Finance of Safran	France Australia
Joseph Bogosian	Director, President and CEO of Safran USA	United States

Florian Hebras	CFO and Treasurer of Safran USA	France
Philippe Gassin	Senior Vice President of Safran USA	France
Mark G. Melnick	Vice President and Secretary of Safran USA	United States
Sandrine Audry	Vice President, HR of Safran USA	France

CUSIP No. 50212A 10 6

DIRECTORS AND EXECUTIVE OFFICERS OF LASER ACQUISITION SUB INC.

The name, position and present principal occupation of each executive officer of Laser Acquisition Sub Inc. are set forth below.

The business address for the sole director and the executive officers listed below is c/o Safran SA 2, boulevard du Général Martial Valin 75724 Paris Cedex 15 France.

Name	Position and Present Principal Occupation	Citizenship
Jean-Pierre Cojan	Sole Director and President, Secretary and Treasurer of Laser Acquisition Sub Inc. Executive Vice-President, Strategy and Development of Safran	France
Celeste Thomasson	Vice President of Laser Acquisition Sub Inc. Vice-President, Legal Affairs of Safran	United States

AGREEMENT OF JOINT FILING

This joint filing agreement (this “Agreement”) is made and entered into as of this 29th day of September 2010, by and among Safran SA, Safran USA, Inc. and Laser Acquisition Sub Inc.

The parties to this Agreement hereby agree to prepare jointly and file timely (and otherwise to deliver as appropriate) all filings on any Schedule 13D and any and all amendments thereto and any other document relating thereto (collectively, the “Filings”) required to be filed by them pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Each party to this Agreement further agrees and covenants to the other parties that it will fully cooperate with such other parties in the preparation and timely filing (and other delivery) of all such Filings.

This agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

SAFRAN SA

By:	/s/ Celeste Thomasson
Name:	Celeste Thomasson
Title:	Vice President Legal Affairs

SAFRAN USA, INC.

By:	/s/ Mark G. Melnick
Name:	Mark G. Melnick
Title:	Vice President

LASER ACQUISITION SUB INC.

By:	/s/ Celeste Thomasson
Name:	Celeste Thomasson
Title:	Vice President